Filed pursuant to Rule 433

Registration No. 333-223355

Prudential Financial, Inc.

$500,000,000 2.100% Medium-Term Notes, Series E

Due March 10, 2030

Final Term Sheet, March 5, 2020

Issuer:	Prudential Financial, Inc.

Ratings*:	A3 (Moody’s) / A (S&P)

Security:	Medium-Term Notes, Series E

Trade Date:	March 5, 2020

Settlement Date:	March 10, 2020 (T+3 days*)

Maturity Date:	March 10, 2030

Principal Amount:	$500,000,000

Price to Investors:	99.749%

Net Proceeds (before expenses):	$496,495,000

Pricing Benchmark:	1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	105-13 + / 0.928%

Spread to Benchmark:	+ 120 basis points

Re-offer Yield:	2.128%

Coupon:	2.100% per annum

Interest Payment Dates:	Semi-annually on the 10th day of each March and September, starting September 10, 2020.

Regular Record Dates:	The business day preceding an Interest Payment Date

Day Count Fraction:	30/360

Business Day Convention:	Following unadjusted

Denominations:	$1,000 x $1,000

Make-Whole Redemption:	Prior to December 10, 2029, redeemable at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes and (b) the discounted value at CMT rate plus 20 basis points, plus accrued and unpaid interest to but excluding the redemption date.

Optional Redemption:	On or after December 10, 2029, redeemable at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the redemption date.

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include refinancing portions of its medium-term notes maturing through 2021.

Concurrent Offerings:	Concurrent with this offering of Notes, the Issuer is also offering $500 million aggregate principal amount of 1.500% Medium-Term Notes, Series E, due March 10, 2026 (the “2026 Notes”) and $500 million aggregate principal amount of 3.000% Medium-Term Notes, Series E, due March 10, 2040 (the “2040 Notes”). Each series of notes is being offered separately and not part of a unit. No offering of any series of notes is conditioned on the offering of any other series of notes. The Issuer may sell these notes, the 2026 Notes, or the 2040 Notes, or two of the three series, or all three series.

Joint Bookrunners:	Morgan Stanley & Co. LLC BNP Paribas Securities Corp. BofA Securities, Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Billing and Delivery Agent:	Morgan Stanley & Co. LLC

Co-Managers:

ICBC Standard Bank Plc

Samuel A. Ramirez & Company, Inc.

Santander Investment Securities Inc.

Standard Chartered Bank

TD Securities (USA) LLC

CastleOak Securities, L.P.

Drexel Hamilton, LLC

R. Seelaus & Co., LLC

Siebert Williams Shank & Co., LLC

CUSIP/ISIN:	74432QCG8/US74432QCG82

*

Prudential Financial, Inc. expects that delivery of the Notes will be made against payment therefor on or about the third business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the United States Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes should consult their own advisors.

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the prospectus supplement dated March 1, 2018 and the related prospectus dated March 1, 2018.

Prudential Financial, Inc. has filed a registration statement (including a prospectus), a prospectus supplement and preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, the preliminary pricing supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement, preliminary pricing supplement and any relevant free writing prospectus for complete details. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus, the prospectus supplement and the preliminary pricing supplement may be obtained by contacting Morgan Stanley & Co. LLC toll free at + 866 718 1649, BNP Paribas Securities Corp. toll-free at + 800 854 5674, BofA Securities, Inc. toll-free at + 800 294 1322, Deutsche Bank Securities Inc. toll-free at +800 503 4611 or HSBC Securities (USA) Inc. toll-free at + 866 811 8049.

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